UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of

the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): January 11, 2026

D. Boral ARC Acquisition I Corp.

(Exact name of registrant as specified in its charter)

British Virgin Islands	001-42772	N/A
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(I.R.S. Employer Identification Number)

10 East 53rd Street, Suite 3001

New York, NY 10022

(Address of principal executive offices, including zip code)

+ (332) 266-7344

(Registrant’s telephone number, including area code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Units, each consisting of one Class A ordinary share and one-half of one redeemable warrant	BCARU	The Nasdaq Stock Market LLC
Class A ordinary shares, par value $0.0001 per share	BCAR	The Nasdaq Stock Market LLC
Warrants, each whole warrant exercisable for one Class A ordinary share at an exercise price of $11.50 per share	BCARW	The Nasdaq Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 or Rule 12b-2 of the Securities Exchange Act of 1934.

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 1.01. Entry Into a Material Definitive Agreement

On January 11, 2026, D. Boral ARC Acquisition I Corp. (“BCAR” or the “Company”) entered into the Agreement and Plan of Merger (the “Merger Agreement”) by and among BCAR, D. Boral ARC Merger Corporation, a Delaware corporation and wholly owned subsidiary of BCAR (“PubCo”), D. Boral Arc Merger Sub Inc. (“Merger Sub”), a Delaware corporation and a wholly-owned subsidiary of BCAR, and Exascale Labs Inc.., a Delaware corporation (“Exascale”). Pursuant to the Merger Agreement, the Business Combination will be effected in two steps: (i) BCAR will reincorporate in the State of Delaware by merging with and into PubCo, with PubCo remaining as the surviving publicly traded entity (the “Reincorporation Merger”); (ii) after the Reincorporation Merger, Merger Sub will be merged with and into Exascale, resulting in Exascale being a wholly owned subsidiary of PubCo (the “Acquisition Merger” and together with the Reincorporation Merger, the “Business Combination”).

Consideration

The aggregate consideration for the Acquisition Merger is $500,000,000 (the “Merger Consideration”), payable in the form of 50,000,000 newly issued shares of common stock of PubCo valued at $10.00 per share to Exascale and its shareholders. At the closing of the Acquisition Merger (the “Closing”), the issued and outstanding shares in Exascale held by the former Exascale shareholders will be cancelled and cease to exist as follows:

●	Each issued and outstanding share of Exascale Class B common stock shall be cancelled and converted into the right to receive a number of shares of PubCo Class B common stock (the “PubCo Class B Shares”) equal to the quotient obtained by dividing (a) the quotient equal to the Merger Consideration divided by the fully diluted Exascale capitalization (the “Per Share Merger Consideration”) by (b) Ten Dollars ($10.00), with each such PubCo Class B Share having twenty (20) votes per share; and

●	Each issued and outstanding share of Exascale Class A common stock shall be cancelled and converted into the right to receive a number of shares of PubCo Class A common stock (the “PubCo Class A Shares”) equal to the quotient obtained by dividing (a) the Per Share Merger Consideration by (b) Ten Dollars ($10.00), with each such PubCo Class A Share having one (1) vote per share.

In addition, at the effective time of the Acquisition Merger (the “Effective Time”), each outstanding Simple Agreement for Future Equity (“SAFE”), by and between Exascale and each holder of a SAFE (the “Safeholders”), shall be cancelled and converted into the right to receive a number of PubCo Class A Shares calculated in accordance with the terms of the SAFE in the event of a Liquidity Event (as such term is defined in the SAFE).

At the Effective Time, the holders of Exascale common stock and the Safeholders will cease to have any rights with respect to Exascale securities, except the right to receive the Per Share Merger Consideration as provided in the Merger Agreement. The right of a Safeholder to receive PubCo Class A Shares shall be contingent on the execution by such Safeholder of an acknowledgement and such other agreements and other documents as Exascale deems necessary, appropriate or expedient.

PubCo Board of Directors and Executive Officers

Immediately following the Closing, PubCo’s board of directors will consist of five directors, all of whom shall be designated by Exascale. PubCo may, in its sole discretion, elect to classify the post-closing board of directors into two or more classes, effective immediately after the Closing or such other time after the Closing as PubCo may determine in its discretion, with directors in each class serving staggered terms, with the term of office of at least one class expiring each year.

Representations and Warranties

In the Merger Agreement, Exascale makes certain representations and warranties (with certain exceptions set forth in the disclosure schedules to the Merger Agreement) relating to, among other things: (a) proper corporate organization and similar corporate matters; (b) authorization, execution, delivery and enforceability of the Merger Agreement and other transaction documents; (c) required consents and approvals; (d) non-contravention; (e) capital structure; (f) absence of bankruptcy proceedings, (g) financial statements, (h) liabilities, (i) absence of certain developments, (j) accounts receivable and accounts payable, (k) compliance with laws, (l) title to property, (m) international trade and anti-bribery compliance, (n) tax matters, (o) intellectual property, (p) insurance, (q) absence of litigation, (r) bank accounts and powers of attorney, (s) labor matters, (t) employee benefits, (u) environmental and safety, (v) related party transactions, (w) material contacts, (x) SEC matters, (y) brokers and other advisors, and (z) other customary representations and warranties.

In the Merger Agreement, BCAR, PubCo and Merger Sub make certain representations and warranties relating to, among other things: (a) proper corporate organization and similar corporate matters; (b) authorization, execution, delivery and enforceability of the Merger Agreement and other transaction documents; (c) non-contravention, (d) brokers and other advisors, (e) capitalization, (f) issuance of the Merger Consideration, (g) consents and required approvals, (h) the trust account, (i) employees, (j) tax matters, (k) stock exchange listing, (l) reporting company status, (m) undisclosed liabilities, (n) SEC filings and financial statements, (o) business activities, (p) BCAR contracts, (q) absence of litigation, (r) investment company status; and (s) other customary representations and warranties.

Covenants

The Merger Agreement also contains, among other things, covenants providing for:

●	Exascale operating its business in the ordinary course prior to the Closing and not taking certain specified actions without the prior written consent of BCAR;

●	Exascale providing access to its books and records and providing information relating to its business to BCAR;

●	Exascale delivering the financial statements required by BCAR to make applicable filings with the SEC;

●	BCAR maintaining its existing listing on Nasdaq until the Closing and obtaining approval of the listing of PubCo on Nasdaq and the continued listing of BCAR securities issued in connection with the IPO; and

●	BCAR keeping current, and timely filing, all reports required to be filed or furnished with the SEC and otherwise comply in all material respects with its reporting obligations under applicable laws.

Conduct Prior to Closing

From the date of the Merger Agreement until the earlier of the Closing or the date of termination of the Merger Agreement, the parties agreed, among other things, to the following:

●	The parties will not solicit, initiate, encourage or continue discussions with any third party with respect to any transaction other than the transactions contemplated or permitted by the Merger Agreement; and

●	BCAR, with the assistance of Exascale, will file and cause to become effective a proxy statement/prospectus of BCAR for the purpose of soliciting proxies from BCAR’s shareholders for approval of certain matters related to the transactions contemplated by the Merger Agreement.

Conditions to Closing

General Conditions

Consummation of the transactions contemplated by the Merger Agreement is conditioned on, among other things, (i) the absence of any order or provisions of any applicable law prohibiting the transactions or preventing the transactions; (ii) BCAR receiving approval of the Business Combination from its shareholders in accordance with BCAR’s existing memorandum and articles of association; (iii) the Nasdaq initial listing application with respect to the Business Combination having been approved by Nasdaq, and (iv) the SEC having approved the proxy statement/prospectus filed in connection with the Business Combination.

Exascale’s Conditions to Closing

The obligations of Exascale to consummate the transactions contemplated by the Merger Agreement, in addition to the conditions described above, are conditioned upon each of the following, among other things:

●	BCAR complying with all of its obligations under the Merger Agreement in all material respects;

●	the representations and warranties of BCAR being true on and as of the Closing in all material respects; and

●	there having been no Material Adverse Effect to BCAR.

BCAR’s Conditions to Closing

The obligations of BCAR, PubCo and Merger Sub to consummate the transactions contemplated by the Merger Agreement, in addition to the conditions described above, are conditioned upon each of the following, among other things:

●	the representations and warranties of Exascale being true on and as of the Closing, other than as would not reasonably be expected to have a Material Adverse Effect (as defined in the Merger Agreement); and

●	Exascale complying with all of the obligations under the Merger Agreement in all material respects.

Termination

The Merger Agreement may be terminated and/or abandoned at any time prior to the Closing upon mutual agreement of the parties or by:

●	BCAR, if Exascale has breached any representation, warranty, agreement or covenant contained in the Merger Agreement, such that the conditions to BCAR’s obligations to close would not be met, and such breach has not been cured within the earlier of (A) September 1, 2026 (the “Outside Date”) and (B) thirty (30) days following the receipt by Exascale of a notice describing such breach;

●	Exascale, if BCAR, PubCo or Merger Sub has breached any representation, warranty, agreement or covenant contained in the Merger Agreement, such that the conditions to Exascale’s obligations to close would not be met, and such breach has not been cured within the earlier of (A) the Outside Date and (B) thirty (30) days following the receipt by BCAR a notice describing such breach;

●	either BCAR or Exascale, if the Closing has not occurred by the Outside Date, provided that the failure of the Business Combination to have been consummated on or before the Outside Date was not due to such party’s breach of or failure to perform any of its representations, warranties, covenants or agreements set forth in the Merger Agreement;

●	either BCAR or Exascale, if an Order (as defined in the Merger Agreement) permanently restraining, enjoining or otherwise prohibiting the transactions contemplated by the Merger Agreement shall be in effect and shall have become final and non-appealable; provided that this right shall not be available to a party if such Order was due to such party’s breach of or failure to perform any of its representations, warranties, covenants or agreements set forth in the Merger Agreement;

●	either Exascale or BCAR, if the Merger Agreement or the transactions contemplated thereby fail to be authorized or approved by BCAR shareholders;

●	Exascale, if BCAR’s board of directors shall have withdrawn, amended, qualified or modified its recommendation to the shareholders of BCAR that they vote in favor of Parent Proposals (as defined in the Merger Agreement);

●	BCAR, if the shareholders of Exascale do not approve the Merger Agreement and the transactions contemplated thereunder; and

●	BCAR, if the Audited Financial Statements (as defined in the Merger Agreement) or the Interim Financial Statements (as defined in the Merger Agreement) have not been delivered by January 31, 2026 or such other date that may be mutually agreed between the parties.

The foregoing summary of the Merger Agreement does not purport to be complete and is qualified in its entirety by reference to the actual Merger Agreement, which is attached hereto as Exhibit 2.1.

Additional Agreements Executed at the Signing of the Merger Agreement

Exascale Shareholder Support Agreement

In connection with the Merger Agreement, the majority shareholder of Exascale entered into a shareholder support agreement (the “Exascale Shareholder Support Agreement”) with BCAR and Exascale, pursuant to which such shareholder agrees to appear at the shareholder meeting or cause its shares to be counted as present for the purpose of establishing a quorum, vote the shares of Exascale it beneficially owns in favor of each of the proposals to be included in the applicable written consent of Exascale’s shareholders, to take all actions reasonably necessary to consummate the Business Combination and to vote against any proposal that would prevent the satisfaction of the conditions to the Business Combination set forth in the Merger Agreement.

The foregoing description of the Exascale Shareholder Support Agreement is qualified in its entirety by reference to the full text of the form of Exascale Shareholder Support Agreement, a copy of which is attached hereto as Exhibit 10.1.

Sponsor Support Agreement

In connection with the execution of the Merger Agreement, the sponsor of BCAR, MFH 1, LLC, a Delaware limited liability company (“Sponsor”), has entered into a sponsor support agreement (the “Sponsor Support Agreement”) with Exascale and BCAR, pursuant to which the Sponsor has agreed to appear at the shareholder meeting or cause its shares to be counted as present for the purpose of establishing a quorum, vote all shares of BCAR it beneficially owns in favor of each of the proposals to be presented at the extraordinary general meeting, to take all actions reasonably necessary to consummate the Business Combination and to vote against any proposal that would prevent the satisfaction of the conditions to the Business Combination set forth in the Merger Agreement.

The foregoing description of the Sponsor Support Agreement is qualified in its entirety by reference to the full text of the form of the Sponsor Support Agreement, a copy of which is attached hereto as Exhibit 10.2.

Additional Agreements to be Executed at Closing

The Merger Agreement provides that, upon consummation of the Business Combination, PubCo will enter into the following additional agreements.

Lock-up Agreement

In connection with the Closing, the majority shareholder of Exascale will enter into a lock-up agreement (the “Lock-up Agreement”) with BCAR, pursuant to which it will agree, subject to certain customary exceptions, not to:

(i)	offer, sell, contract to sell, pledge, or otherwise dispose of, directly or indirectly, any ordinary shares of PubCo or securities convertible into or exercisable or exchangeable for PubCo common stock held by them immediately after the Closing, or enter into a transaction that would have the same effect;

(ii)	enter into any swap, hedge or other arrangement that transfers, in whole or in part, any of the economic consequences of ownership of any of such shares, whether any of these transactions are to be settled by delivery of such shares, in cash or otherwise; or

(iii)	publicly disclose the intention to make any offer, sale, pledge or disposition, or to enter into any transaction, swap, hedge or other arrangement, or engage in any “Short Sales” (as defined in the Lock-up Agreement) with respect to any security of PubCo;

until the date that is six months after the Closing; provided, however, that the restrictions set forth in the Lock-up Agreement shall not apply to the exceptions as set forth in the Lock-up Agreement. Without limitation to the foregoing, if after the Closing, there is a “Change of Control” of BCAR (as defined in the Lock-up Agreement), all of the shares shall be released from the restrictions set forth therein.

The foregoing description of the Lock-Up Agreement is qualified in its entirety by reference to the full text of the Lock-Up Agreement, a copy of which is attached hereto as Exhibit 10.3.

Item 7.01. Regulation FD Disclosure

On January 12, 2026, Exascale and BCAR issued a joint press release announcing the execution of the Merger Agreement. Attached hereto as Exhibit 99.1 and incorporated into this Item 7.01 by reference is the copy of the press release.

The information in this Item 7.01 (including Exhibits 99.1) is being furnished and shall not be deemed to be filed for purposes of Section 18 of the Exchange Act, or otherwise be subject to the liabilities of that section, nor shall it be deemed to be incorporated by reference in any filing under the Securities Act of 1933, as amended, or the Exchange Act.

Forward Looking Statement

This Current Report on Form 8-K contains forward-looking statements within the meaning of the federal securities laws. These forward-looking statements include, but are not limited to, statements regarding the proposed business combination, including the expected structure and timing of the transaction, the anticipated benefits and synergies of the merger, Exascale’s future growth plans, market opportunity and demand for Exascale’s services, the projected growth rate of the global Artificial Intelligence Infrastructure Market, and the expected listing of the combined company’s shares on Nasdaq. These statements are based on the current expectations of Exascale and BCAR’s management and are not predictions of actual performance. Forward-looking statements are subject to a number of risks and uncertainties that could cause actual results to differ materially from those expressed or implied in this Current Report on Form 8-K, including, for example, changes in general economic conditions, the outcome of regulatory reviews, the rate of adoption of AI technologies requiring high-performance computing, and the risk that the transaction may not be completed in a timely manner or at all. Additional risks and uncertainties that could affect the combined company and the business combination are included under the captions “Risk Factors” and “Forward-Looking Statements” in BCAR’s filings with the SEC, including the Form S-4 registration statement that will be filed in connection with the proposed transaction. Nothing in this Current Report on Form 8-K should be regarded as a representation by any person that the forward-looking statements set forth herein will be achieved or that any of the contemplated results of such statements will be achieved. Except as required by law, neither Exascale nor BCAR undertakes any duty to update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise.

Additional Information

In connection with the proposed business combination, BCAR (and/or a newly formed holding company) is expected to file relevant materials with the SEC, including a registration statement on Form S-4, which will include a proxy statement/prospectus to be mailed to BCAR’s shareholders regarding the proposed transaction. BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, INVESTORS AND SECURITY HOLDERS OF BCAR AND EXASCALE ARE URGED TO READ THE PROXY/PROSPECTUS (INCLUDING ANY AMENDMENTS OR SUPPLEMENTS THERETO) AND ALL OTHER RELEVANT DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE, as they will contain important information about Exascale, BCAR, and the proposed business combination. Investors will be able to obtain free copies of these documents (when available) and other documents filed with the SEC by BCAR through the SEC’s website at www.sec.gov.

Participants in the Solicitation

BCAR and its directors and executive officers may be deemed participants in the solicitation of proxies from its shareholders with respect to the proposed business combination. A list of the names of those directors and executive officers and a description of their interests in BCAR will be included in the proxy statement/prospectus for the proposed business combination when available at www.sec.gov.

Exascale and its directors and executive officers may also be deemed to be participants in the solicitation of proxies from the stockholders of Exascale in connection with the proposed business combination. A list of the names of such directors and executive officers and information regarding their interests in the proposed business combination will be included in the proxy statement/prospectus for the proposed business combination.

No Offer or Solicitation

This Current Report on Form 8-K is for informational purposes only and shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction where such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of that jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, or an exemption from such requirements.

Item 9.01. Financial Statements and Exhibits

(d)	Exhibits.

Exhibit No.	Description
2.1*	Agreement and Plan of Merger, dated as of January 11, 2026, by and among D. Boral ARC Acquisition I Corp., D. Boral ARC Merger Corporation, D. Boral Arc Merger Sub Inc., and Exascale Labs Inc.
10.1	Exascale Shareholder Support Agreement, dated January 11, 2026, by and among D. Boral ARC Acquisition I Corp., the majority shareholders of Exascale Labs Inc.. and Exascale Labs Inc..
10.2	Sponsor Support Agreement, January 11, 2026, by and between Exascale Labs Inc.., D. Boral ARC Acquisition I Corp., and MFH 1, LLC.
10.3	Form of Lock-Up Agreement
99.1**	Press Release dated January 12, 2026
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)

*	Schedules and exhibits have been omitted pursuant to Item 601(b)(2) of Regulation S-K. The registrant hereby undertakes to furnish copies of any of the omitted schedules and exhibits upon request by the U.S. Securities and Exchange Commission.
**	Furnished but not filed.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: January 12, 2026

D. BORAL ARC ACQUISITION I CORP.

By:	/s/ John Darwin
Name:	John Darwin
Title:	Chief Financial Officer